UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K


 [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
                1934 For the fiscal year ended: December 31, 2001

                                       OR

 [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

             For the transition period from _________ to __________


                        Commission file number 000-18645

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

                 Trimble Navigation Savings and Retirement Plan
                    Index To Financial Statements And Exhibit

                                      Item

Independent Accountants' Report

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule as of December 31, 2001

Schedule of Assets Held for Investment Purposes

Signature

Exhibit 23 -- Consent of Mohler, Nixon & Williams, Independent Accountants

                               Trimble Navigation
                           Savings and Retirement Plan
                              Financial Statements
                           December 31, 2001 and 2000

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule
Years ended December 31, 2001 and 2000


Table of Contents
--------------------------------------------------------------------------------

                                                                           Page

Independent Accountants' Report..............................................1

Financial Statements:

Statements of Net Assets Available for Benefits..............................2
Statements of Changes in Net Assets Available for Benefits...................3
Notes to Financial Statements................................................4

Supplemental Schedule as of December 31, 2001................................9

Schedule of Assets Held for Investment Purposes

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2001 and 2000, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 16, 2002

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                           December 31,
                                                      2001              2000
Assets:
     Investments, at fair value                   $72,151,365       $49,153,476
     Participant Loans                              1,842,443         1,142,060
                                                 -------------     -------------
             Assets held for investment purposes   73,993,808        50,295,536

     Employer's contribution receivable                88,178                 -
     Ohter receivables                                  6,689                 -
                                                 -------------      ------------
Net assets available for benefits                 $74,088,675       $50,295,536
                                                 =============      ============

See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                            Years Ended
                                                            December 31,
                                                       2001             2000
Additions to net assets attributed to:
     Investment income:
         Dividends and interest                  $  1,513,224     $  4,723,328
         Net realized and unrealized depreciation
              in fair value of investments        (10,688,643)      (7,115,131)
                                                 -------------     ------------
                                                   (9,175,419)      (2,391,803)
                                                 -------------     ------------
     Contributions:
         Participants'                              5,773,432        4,341,404
         Employer's                                 1,545,945          641,616
                                                 ------------      ------------
                                                    7,319,377        4,983,020
                                                 ------------      ------------
            Total additions                        (1,856,042)       2,591,217
                                                 -------------     ------------
Deductions from net assets attributed to:
     Withdrawals and distributions                  6,194,819        6,032,950
     Administrative expenses                           11,865           11,532
                                                 ------------      ------------
            Total deductions                        6,206,684        6,044,482
                                                 ------------      ------------
Net decrease in net assets                         (8,062,726)      (3,453,265)

Transfer of assets:
     To the Plan                                   31,885,865               -
                                                 ------------      ------------
           Net increase (decrease) in net assets   23,793,139       (3,453,265)

Net assets available for benefits:
     Beginning of year                             50,295,536       53,748,801
                                                 -------------     ------------
     End of year                                  $74,088,675      $50,295,536
                                                 =============     ============

See notes to financial statements.

TRIMBLE NAVIGATION
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The  following  description  of the  Trimble  Navigation  Savings  and
Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation (the Company) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During the year, the Plan document was amended to change the matching contribution to 50% of the participants' contribution up to 5% of compensation with a maximum of $2,500 per year.

Administration- The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company contracted with Fidelity Management Trust Company (Fidelity) to act as the custodian, trustee and third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan were held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan's investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes- The Plan has been amended since receiving its latest favorable determination letter dated March 7, 2001. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of Company stock, money market fund, mutual funds and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments in mutual funds are managed by an affiliate of Fidelity. These transactions qualify as party in interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2001 and 2000 was as follows:

  Date          Number of shares            Fair value             Cost

  2001              244,806                 $3,968,301          $3,916,728
  2000              248,446                 $5,988,059          $4,010,367

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 18% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. Effective July 1, 2001, the Company matches 50% of the participant's contribution up to 5% of compensation with a maximum of $2,500 per year. Prior to that, the Company matched 100% of each eligible participant's contribution up to a maximum of $100 per month and $1,200 per year. Contributions for the years ended December 31, 2001 and 2000 were approximately $1,545,000 and $642,000, respectively.

Vesting - Participants are immediately vested in their contributions and Company matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on the participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2001 carry interest rates which range from 6.50% to 11.50%.

Note 4 - PLAN MERGER/TRANSFER

In conjunction with the acquisition of Spectra Precision, Inc, Spectra Precision Software, and Tripod Data Systems, Inc. by the Company, assets totaling approximately $32,000,000 were transferred from the Spectra Precision, Inc. Savings Plus Plan, Spectra Precision Software 401(k) Plan, and Tripod Data Systems, Inc. 401(k) Plan into the Plan during 2001.

NOTE 5 - INVESTMENTS

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                   2001                2000
                                                   ----                ----

 Trimble Navigation Common Stock           $    3,968,301       $    5,988,059
 Janus Flex Income                              1,338,627              226,431
 Strong Common Stock                              443,132              398,682
 Weitz Partners Value                           1,429,790              608,559
 Janus Worldwide                                1,195,326            1,392,076
 Fidelity Fund                                    367,257              204,850
 Fidelity Magellan Fund                        11,063,243            3,663,575
 Fidelity ContraFund                           11,864,528            9,906,057
 Fidelity Balanced Fund                         6,504,889            1,587,228
 Fidelity Low PR STK                            1,208,046               99,955
 Fidelity Equity Income II                      2,189,248            2,048,937
 Fidelity Aggressive Growth                     6,016,249            9,071,775
 Fidelity Diversified International             1,286,330              339,015
 Fidelity Dividend Growth                       7,305,446            3,776,752
 Retirement Money Market Fund                  15,393,763            9,689,759
 Spartan US Equity Index                          577,190              151,766
 Participant loans                              1,842,443            1,142,060
                                           --------------       --------------

   Assets held for investment purposes    $    73,993,808      $    50,295,536
                                          ===============      ===============

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   Years ended December 31,
                                                 2001                    2000
                                                 ----                    ----

 Common stock                               ($1,880,616)          $   1,215,609
 Mutual funds                                (8,808,027)             (8,330,740)
                                         ---------------          --------------

                                          ($10,688,643)             ($7,115,131)
                                         ===============          ==============

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - SUBSEQUENT EVENT

On February 28, 2002, the Plan filed for a new determination letter as a result of amendments to the Plan to comply with provisions from federal laws passed since 1994 (GUST) and certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

                              SUPPLEMENTAL SCHEDULE

TRIMBLE NAVIGATION                                               EIN: 94-2802192
SAVINGS  AND RETIREMENT PLAN                                           PLAN #001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
------------------------------------------------------------------------------------------------------------------
          Identity of issue, borrower,     Description of investment including maturity date,        Current
            lessor or similar party        rate of interest, collateral, par or maturity value        value
------  --------------------------------- ------------------------------------------------------------------------
  *     Janus Flex Income                 Mutual Fund                                                $  1,338,627
  *     Strong Common Stock               Mutual Fund                                                     443,132
  *     Weitz Partners Value              Mutual Fund                                                   1,429,790
  *     Janus Worldwide                   Mutual Fund                                                   1,195,326
  *     Fidelity Fund                     Mutual Fund                                                     367,257
  *     Fidelity Magellan Fund            Mutual Fund                                                  11,063,243
  *     Fidelity ContraFund               Mutual Fund                                                  11,864,528
  *     Fidelity Balanced Fund            Mutual Fund                                                   6,504,889
  *     Fidelity Low PR STK               Mutual Fund                                                   1,208,046
  *     Fidelity Equity Income II         Mutual Fund                                                   2,189,248
  *     Fidelity Aggressive Growth        Mutual Fund                                                   6,016,249
  *     Fidelity Diversified
          International                   Mutual Fund                                                   1,286,330
  *     Fidelity Dividend Growth          Mutual Fund                                                   7,305,446
  *     Retirement Money Market Fund      Mutual Fund                                                  15,393,763
  *     Spartan US Equity Index           Mutual Fund                                                     577,190
  *     Trimble Navigation                Common Stock (244,806 shares)                                 3,968,301
  *     Participant loans                 Interest rates ranging from 6.50% to 11.50%                   1,842,443
                                                                                                   ---------------
                                                                                         Total       $ 73,993,808
                                                                                                   ===============

      *Party-in-interest

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    TRIMBLE NAVIGATION
                                                SAVINGS AND RETIREMENT PLAN


Date:  June 24, 2002               By:        /s/   STEVEN W. BERGLUND
                                        --------------------------------------
                                                    Steven W. Berglund
                                        President and Chief Executive Officer